# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpha Compute Corp, CIK 0001095435
CUSIP: G0410A109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: CLARENCE THOMAS BUILDING, P.O. BOX 4649, ROAD TOWN, TORTOLA, Virgin Islands British (D8), VG1110
Date of event which requires filing of this statement: 07/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002144955

## Reporting persons
- Kendall Brazos Duncan: type of reporting person: individual (IN); citizenship or place of organization: Colorado (CO); sole voting power 1,172,600; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,172,600 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Alpha Compute Corp
Address of issuer's principal executive offices: CLARENCE THOMAS BUILDING, P.O. BOX 4649, ROAD TOWN, TORTOLA, VIRGIN ISLANDS, BRITISH, VG1110

## Item 2. Person Filing
Name of person filing: Brazos Kendall
Address of principal business office or, if none, residence: 26323 E Otero Dr, Aurora CO 80016
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1172600
Percent of class: 5.26
Sole power to vote or to direct the vote: 1172600
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kendall Brazos Duncan: Brazos Duncan Kendall, Self Employed (07/10/2026)
Comment: Brazos Duncan Kendall